UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

CHELSEA THERAPEUTICS INTERNATIONAL, LTD.
(Name of Subject Company (Issuer))

CHARLIE ACQUISITION CORP.
(Offeror)
A Wholly-Owned Indirect Subsidiary of

H. LUNDBECK A/S
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

163428105
(CUSIP Number of Class of Securities)

Mette Carlstedt
Group Senior Vice President – Corporate Legal & General Counsel
H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby
Denmark
+ 45 36 30 13 11
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Faiza J. Saeed, Esq.
Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$687,152,412.50	$88,505.23

(1)
The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee.  The transaction valuation was determined by multiplying (x) $7.94 (which is the sum of (A) the closing cash consideration of $6.44 per share and (B) $1.50 per share, which is the maximum amount payable with respect to the contingent value rights) by (y) the sum of (A) 78,935,852, the number of shares of common stock issued and outstanding, plus (B) 7,607,273, the number of shares of common stock issuable pursuant to outstanding stock options. The foregoing figures have been provided by Chelsea and are accurate as of May 16, 2014, the most recent practicable date.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $88,505.23	Filing Party: H. Lundbeck A/S and Charlie Acquisition Corp.
Form or Registration No.: Schedule TO	Date Filed: May 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Charlie Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned indirect subsidiary of H. Lundbeck A/S, a Danish corporation (“Lundbeck”) and (ii) Lundbeck. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 23, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Chelsea Therapeutics International, Ltd., a Delaware corporation (“Chelsea”), par value $0.0001 per share (“Shares”), for (a) $6.44 per Share, net to the seller in cash, without interest, plus (b) one non-transferable contingent value right per Share, which represents the contractual right to receive a cash payment of up to $1.50 per Share upon the achievement of certain sales milestones, in each case subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and supplementing (i) “Do you have the financial resources to make payment and is your financial condition relevant to my decision to tender any Shares in the Offer?” in the “Summary Term Sheet” to include the following new paragraph as the penultimate paragraph under such heading and (ii) Section 9 —“Source and Amount of Funds” to include the following new paragraph as the final paragraph in such section:

“While, for the reasons stated above, we do not believe our financial condition is material to your decision to tender Shares in the Offer, you should consider the following in connection with your decision to tender Shares:

•	Lundbeck’s future financial condition could deteriorate such that Lundbeck would not have sufficient funds to make the payments that may become payable with respect to the CVRs;

•	holders of CVRs will have no greater rights against Lundbeck than those accorded to general, unsecured creditors under applicable law;

•	the CVRs will be effectively subordinated in right of payment to all of Lundbeck’s secured obligations to the extent of the collateral securing such obligations;

•	the CVRs will be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lundbeck’s subsidiaries; and

•	the filing of a bankruptcy petition by, or on behalf of, Lundbeck may prevent Lundbeck from making some or all payments that may become payable with respect to the CVRs.”

Amending and supplementing Section 11—“The Transaction Agreements—Contingent Value Rights Agreement” by adding the following sentence to the end of the penultimate paragraph of such section:

“CVR holders are third party beneficiaries under the CVR Agreement.”

Amending and restating the last sentence in Section 15—“Certain Conditions of the Offer” in its entirety to read as follows:

“If a condition to the Offer is not satisfied as a result of events that occur or do not occur while the Offer is pending and Lundbeck and Purchaser thereafter determine that such condition is incapable of satisfaction, Lundbeck and Purchaser will promptly disclose to Chelsea stockholders whether Lundbeck and Purchaser intend to assert such condition and, subject to compliance with the Merger Agreement, terminate the Offer or waive such condition and proceed with the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2014

H. LUNDBECK A/S

By:	/s/ Ulf Wiinberg
Name: Ulf Wiinberg
Title: Chief Executive Officer

CHARLIE ACQUISITION CORP.

By:	/s/ Staffan Schüberg
Name: Staffan Schüberg
Title: President